FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                 August 27, 2003

                               INFICON Holding AG
                              INFICON Holdings Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|       No |X|

Exhibit:

99.1 Press Release dated August 27, 2003 regarding disclosure of equity participations pursuant to the Swiss Stock Exchange Act.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2003                   INFICON Holding AG


                                        By: /s/ Peter G. Maier
                                           -------------------------------------
                                        Name: Peter G. Maier
                                        Title: Vice President and Chief
                                               Financial Officer


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